Filed by Patterson-UTI Energy, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Seventy Seven Energy Inc.
Commission File No.: 000-55669

PATTERSON-UTI ENERGY ANDY HENDRICKS’ INTERVIEW

CNBC POWER LUNCH

TRANSCRIPT

BRIAN SULLIVAN: Andy Hendricks, he’s the president and CEO of Patterson UTI. Maybe not a household name folks, but this is a very important company because when you see all those drilling rigs, to put new wells into the ground, it’s probably on one of this guy’s rigs. Andy, thanks for joining us.

ANDY HENDRICKS: Thanks, good to be here Brian.

BRIAN SULLIVAN: Well you surprised a lot of people a few months ago because you did a deal, 1.76 billion dollar deal for a company called 77 Energy. Again, not a household name, former offshoot of Chesapeake. And many analysts that I’ve talked to said “eh, why would you pay that kind of money when not even all of your drilling rigs are utilized?”

ANDY HENDRICKS: We’re really excited about this potential merger with 77 Energy, we announced the plan to merge on December 13th, we hope to try to get to the closing by the end of March, that’s our current target right now. 77 Energy has a lot of great people, a lot of high-quality assets and it marries up well with the same assets that we have at Patterson UTI Energy.

BRIAN SULLIVAN: But not all of your rigs are being utilized, so why go out and buy more?

ANDY HENDRICKS: They’re not today, but this is the point of the cycle that we’re at and it was just a really interesting opportunity for us. We first got to look at 77 Energy back in 2013 when it was still part of Chesapeake, so we know these assets very well, we know the people who are over there and it came a point in the cycle where we were able to go back and talk to them after their recent emergence from Chapter 11, when it made sense to combine these companies.

BRIAN SULLIVAN: Is this a sign of long-term optimism? Do you think we’re at the bottom of the downturn? Is the worst behind us?

ANDY HENDRICKS: What we see today are the initial stages of a recovery. You know, if you look what the drilling rig count is in the U.S., you know, we’re up over 60% since the bottom in late April. And you know, there is some optimism out there. With WTI trading at over $50 a barrel, what we see is that the rig count will continue to go up.

BRIAN SULLIVAN: I know, and I’m going to give my viewers a secret, I hate to take away from Friday, you know we get the Baker Hughes weekly numbers, but actually I’ll give them a little hint. I look at your daily numbers. You’ve got your rig summary, you guys update it almost every day. By basin. It’s gone from what 40-50 to 77. Some other analysts are suggesting hey yeah, that’s great news but do you have the people to work these rigs? Are there enough workers left in the industry if we continue to see rig counts go up?

ANDY HENDRICKS: It’s the one part of the equation that we’re going to see tighten up. We’ve been in good shape so far at Patterson-UTI, we’ve gotten to hire back over 600 people and that’s just been great after a year and a half of a tough cycle for us. If you look at the people that we’ve gotten back, back in September-October. About 90 percent were returning employees now about 80 percent are returning employees. But this is going to tighten up. But we know how to handle this. We have a national footprint at Patterson-UTI Energy. In 2014, when we were busy and over half the people that we were hiring back into our company were transitioning military. And you know as well as I do that we have a lot of great men and women in the military who are going to be looking for positions in the private sector.

BRIAN SULLIVAN: And the big companies that are going to hire you, they’ve been beating you guys for price cuts, price cuts, price cuts. Have we seen the end of the price cuts? Because that’s bad for them but probably good for you.

ANDY HENDRICKS: I don’t want to get into the details of the pricing for Patterson-UTI Energy but there was an industry report that came out this week that showed that drilling day rates have gone up for the first time in two years. So we’re moving in that direction.

BRIAN SULLIVAN: Ok quickly, 15 buys but 16 holds or sells on your stock. Talk to the analyst community, why should they be more optimistic about PTE and your stock?

ANDY HENDRICKS: You know we have a great story to tell. You know, we’re in the high-spec drilling, we’re in the completion business. And if you look at this merger with 77 Energy that we’re working on today then we are well poised and well positioned as an investment in the North American play. So if you’re looking at energy, considering everything that’s been going on in the markets for the last week or so, it’s worth looking at energy again.

BRIAN SULLIVAN: Andy Hendricks, I think you may have said that once or twice in the past, I’m just guessing. It was a pleasure to have you on Power Lunch and CNBC.

Important Information for Investors and Stockholders

This transcript does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed transaction will be submitted to the stockholders of each of Patterson-UTI Energy, Inc. (“Patterson-UTI”) and Seventy Seven Energy Inc. (“SSE”) for their consideration. Patterson-UTI will prepare and file a Registration Statement on Form S-4 that will include a prospectus and proxy statement jointly prepared by Patterson-UTI and SSE. SSE and Patterson-UTI may also file other documents with the Securities and Exchange Commission (the “SEC”) regarding the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about SSE and Patterson-UTI once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Patterson-UTI will be available free of charge on Patterson-UTI’s website at www.patenergy.com under the tab “Investors” and then through the link titled “SEC Filings” or by contacting Patterson-UTI’s Investor Relations Department by email at investrelations@patenergy.com, or by phone at (281) 765-7100. Copies of the documents filed with the SEC by SSE will be available free of charge on SSE’s website at www.77nrg.com under the tab “Investors” and then through the link titled “SEC Filings” or by contacting SSE’s Investor Relations Department at IR@77nrg.com, or by phone at (405) 608-7730.

Participants in the Solicitation

Patterson-UTI, SSE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Patterson-UTI in connection with the proposed transaction. Information about the directors and executive officers of Patterson-UTI is set forth in the Proxy Statement on Schedule 14A for Patterson-UTI’s 2015 annual meeting of stockholders, which was filed with the SEC on April 15, 2016. Information about the directors and executive officers of SSE is set forth in the 2015 Annual Report on Form 10-K/A for SSE, which was filed with the SEC on April 29, 2016 and the Current Report on Form 8-K for SSE, which was filed with the SEC on August 1, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This transcript contains forward-looking statements which are protected as forward-looking statements under the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Patterson-UTI’s and SSE’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursuant,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. The statements in this transcript that are not historical statements, including statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, costs and other anticipated financial impacts of the proposed transaction; the combined company’s plans, objectives, future opportunities for the combined company and services, future financial performance and operating results and any other statements regarding Patterson-UTI’s and SSE’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond Patterson-UTI’s or SSE’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Patterson-UTI’s or SSE’s stockholders; the timing to consummate the proposed transaction; satisfaction of the conditions to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction otherwise does not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Patterson-UTI and SSE; the effects of the business combination of Patterson-UTI and SSE following the consummation of the proposed transaction, including the combined company’s future financial condition, results of operations, strategy and plans; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; expected synergies and other benefits from the proposed transaction and the ability of Patterson-UTI to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements and investigations; actions by third parties, including governmental agencies; volatility in customer spending and in oil and natural gas prices, which could adversely affect demand for Patterson-UTI’s and SSE’s services and their associated effect on rates, utilization, margins and planned capital expenditures; global economic conditions; excess availability of land drilling rigs and pressure pumping equipment, including as a result of low commodity prices, reactivation or construction; liabilities from operations; decline in, and ability to realize, backlog; equipment specialization and new technologies; adverse industry conditions; adverse credit and equity market conditions; difficulty in building and deploying new equipment; difficulty in integrating acquisitions; shortages, delays in delivery and interruptions of supply of equipment, supplies and materials; weather; loss of, or reduction in business with, key customers; legal proceedings; ability to effectively identify and enter new markets; governmental regulation; and ability to retain management and field personnel.

Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in Patterson-UTI’s and SSE’s SEC filings. Patterson-UTI’s filings may be obtained by contacting Patterson-UTI or the SEC or through Patterson-UTI’s web site at http://www.patenergy.com or through the SEC’s Electronic Data Gathering and Analysis Retrieval System (EDGAR) at http://www.sec.gov. SSE’s filings may be obtained by contacting SSE or the SEC or through SSE’s web site at www.77nrg.com or through EDGAR at http://www.sec.gov. Patterson-UTI and SSE undertake no obligation to publicly update or revise any forward-looking statement.